UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-41634

HUB Cyber Security Ltd.

Not Applicable

(Translation of registrant’s name into English)

30 Hacharoshet Street

Or Yehuda, Israel

+972-3-924-4074

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F               ☐ Form 40-F

CONTENTS

Regain of Compliance with a Continued Listing Rule or Standard

On July 31, 2026, Hub Cyber Security Ltd. (the “Company”) received written notice from the Listing Qualifications Department of The Nasdaq Stock Market LLC (the “Staff”) confirming that the Company regained compliance with the Market Value of Listed Securities (“MVLS”) requirement, as set forth in Nasdaq Listing Rule 5550(b)(2) for continued listing on the Nasdaq Capital Market, and the matter is now closed.

As previously reported, the Company was notified by the Nasdaq Stock Market LLC on January 21, 2026, that it was not in compliance with the MVLS requirement because it failed to maintain a minimum MVLS of $35 million over the previous 30 consecutive business days. Since then, the Staff has determined that for the last 20 consecutive business days, from July 2, 2026 to July 30, 2026, the Company’s market value of listed securities has been $35 million or greater. Accordingly, the Company has regained compliance with the MVLS requirement, and this matter is now closed.

On August 3, 2026, the Company issued a press release announcing that it has regained compliance with the Nasdaq MVLS requirement. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The information in this Report is being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing made by the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as otherwise set forth herein or as shall be expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated August 3, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUB Cyber Security Ltd.

Date: August 3, 2026	By:	/s/ Limor Zur-Stoller
Limor Zur-Stoller
Chief Financial Officer

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